Exhibit 99.1

For immediate release Chennai, India

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On the call: Mr. Raju Vegesna, Chairman of the Board, Mr. M P Vijay Kumar, Executive Director & Group CFO and Mr. Kamal Nath, Chief Executive Officer

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Sify reports Consolidated Financial Results for Q1 FY 2023-24

Revenues of INR 8547 Million. EBITDA of INR 1724 Million. Profit after tax was INR 95 Million,

HIGHLIGHTS

·	Revenue was INR 8547 Million, an increase of 11% over the same quarter last year.

·	EBITDA was INR 1724 Million, an increase of 13% over the same quarter last year.

·	Profit before tax was INR 149 Million, a decrease of 62% over the same quarter last year.

·	Profit after tax was INR 95 Million, a decrease of 65% over the same quarter last year.

·	CAPEX during the quarter was INR 1436 Million.

(IN INR MILLION)	30.06.2023	31.03.2023
EQUITY	17,210	17,146
BORROWINGS
Long term	14,897	13,818
Short term	6,581	6,662

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India is in one of its most exciting phases of growth. This has to do with its recognition as a mature, stable destination, the availability of relevant resources and tools, and significant untapped demand from Indian enterprises.

The government has been consistent in using IT as an enablement tool to implement social measures, and this has contributed to a very mature IT ecosystem.

Our next phase of growth will leverage this favorable environment by introducing innovative and cost-effective digital services for our customers”.

Mr. Kamal Nath, CEO, said, “As Enterprises are pursuing their digital transformation and digitalisation objectives, they are also re-calibrating their digital infrastructure across hybrid cloud, network, security and edge infrastructures. This is a great opportunity for us to monetise our infrastructures designed for Digital IT and transform the way digital infrastructures are managed through our Digitalised services. We are topping that up by continuously building our core digital portfolio to support our customers innovation journey.

This portfolio places Sify in a unique position for all round customer engagement across their digital lifecycle which we believe would augment our growth strategy”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “Sify and Sify Infinit Spaces Limited (“SIS”), a wholly owned subsidiary of Sify which operates its data centers, have entered into an agreement with KDCF on July 20, 2023, under which KDCF will invest up to INR 6000 Million (approximately USD 73 Million) in the form of compulsory convertible debentures of SIS.  SIS will use the proceeds from the issue of these debentures for the expansion of new data centers, including land acquisition for data centers, investment in procuring alternate source of power and repayment of debt.

Fiscal discipline will remain the cornerstone of our growth strategy as we scale investments into Data Centers and Networks. By judiciously allocating investments and resources, we will seamlessly expand our infrastructure, invest in new resources and build competencies and scale. While we expect to see these investments impact profitability in the near term, they should enable us to aggressively pursue digital transformation engagements in the future.

We will continue to prioritize resource optimization and sustainability, fortifying our reputation as India’s converged ICT leader.

The cash balance at the end of the quarter was INR 3240 Million”.

BUSINESS HIGHLIGHTS

·	The Revenue split between the businesses for the quarter was Data Center colocation services 32%, Digital services 28% and Network services 40%.

Business Revenue (INR Millions)	Q1 FY 2023-24	Q1 FY 2022-23	FY 2022-23	% Growth Q1 2023-24 vs Q1 2022-23
Data Center services	2704	2616	10125	3%
Digital Services	2416	2038	9988	19%
Network services	3427	3055	13291	12%
TOTAL	8547	7709	33404

·	As of June 30,2023, Sify provides services via 910 fiber nodes across the country, a 10% increase over same quarter last year.

·	The network connectivity service has now deployed 6541 SDWAN service points across the country.

·	During the quarter, Sify invested USD 193,000 in start-ups in the Silicon Valley area as part of our Corporate Venture Capital initiative. To date, the cumulative investment stands at USD 5.57 Million.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

·	A Public sector trading platform and an industrial chemicals major signed up for capacity at Sify’s Data Centers.

·	A Public sector housing lender and a white goods manufacturer migrated from the competition to Sify Data Center.

·	A mobile engagement platform signed up to migrate from their on-premise Data Center to Sify Data Center.

Digital services

·	A Public sector housing lender, a private insurance major and multiple private players contracted to migrate from their on-premise Data Center to Sify’s Cloud platform.

·	A Public sector bank commissioned a private cloud at their on-premise Data Center.

·	A Public sector insurance player, a real-estate conglomerate and a private decorative laminates player contracted for Greenfield Cloud implementation.

·	One of the oldest media houses signed up for our AI/ML led Digital asset management platform.

·	One of the largest insurance players signed up to migrate their entire SAP platform to Sify’s Data Center environment, while a banking major signed up for Full Stack Observability.

·	A private chemicals manufacturer, a State government eGovernance division, two insurance players and multiple enterprises across verticals contracted for services such as DRaaS, PaaS and IaaS.

·	A Public sector bank, a Public sector financial training institute, a State government department, a private lending major and a Public sector insurance company signed up for Disaster Recovery (DR) services.

·	A Public sector bank and multiple retail players contracted for Managed security services.

·	Two Public sector banks, an oil distribution major and a Public sector insurance player signed up for collaboration services.

·	A Union government division signed up for online assessments, while a private retail major extended its contract for Sify’s Cloud-based supply chain solution.

·	Two state governments signed multi-year contracts with Sify to build and operate on-premise Data Centers.

 Network Services

·	A Public sector Insurance major contracted for a multi-year Network build to support their digital transformation.

·	An Indian multinational consumer goods company, an MNC food major and an insurance conglomerate signed up for managed SASE.

·	One of the top 4 accounting majors, an American business television network, a new generation bank, a personal and healthcare major and a digital transformation IT consulting and services major signed up for CAAS services.

·	A division of the Central bank contracted to expand their network coverage.

·	A steel manufacturing major contracted to build a campus network at their manufacturing premises.

·	Sify commissioned its third international gateway at Kolkata, which will enable network connectivity into the neighbouring country of Bangladesh.

·	Sify’s metro fiber network is now available in 14 Indian cities.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	June	June	March	March
	2023	2022	2023	2023
				(Audited)

Revenue	8,547	7,709	8,861	33,404
Cost of Revenues	(5,371)	(4,910)	(5,714)	(21,379)
Selling, General and Administrative Expenses	(1,452)	(1,274)	(1,510)	(5,734)

EBITDA	1,724	1,525	1,637	6,291

Depreciation and Amortisation expense	(1,118)	(927)	(1,092)	(3,972)
Net Finance Expenses	(471)	(281)	(367)	(1,430)
Other Income (including exchange gain)	14	78	2	132

Profit before tax	149	395	180	1,021
Current Tax	(147)	(163)	(105)	(526)
Deferred Tax	93	39	(41)	179
Profit for the period	95	271	34	674

Reconciliation with Non-GAAP measure

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	June	June	March	March
	2023	2022	2023	2023
				(Audited)
Profit for the period	95	271	34	674
Add:
Depreciation and Amortisation expense	1,118	927	1,092	3,972
Net Finance Expenses	471	281	367	1,430
Current Tax	147	163	105	526
Less:
Deferred Tax	(93)	(39)	41	(179)
Other Income (including exchange gain)	(14)	(78)	(2)	(132)
EBITDA	1,724	1,525	1,637	6,291

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies, Sify Infinit Spaces limited, Sify Digital Services limited and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2023, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Lucia Domville +1-646-824-2856 Lucia.Domville@grayling.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com